SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934
(Amendment No.____)*

China Xiniya Fashion Limited
(Name of Issuer)

Ordinary Shares, par value US$0.00005 per share
(Title of Class of Securities)

G2162C106
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. G2162C 106	13G	Page 2 of 5

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tung Kwo Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 12,000,000 Ordinary Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,000,000 Ordinary Shares
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000,000 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12		TYPE OF REPORTING PERSON IN

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Item 1(a)	Name of Issuer.

China Xiniya Fashion Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices.

Xiniya Industry Mansion, Xintang Development Area
Jinjiang City, Fujian Province 362200
People’s Republic of China

Item 2(a)	Name of Person Filing.

Tung Kwo Li

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

The address of the principal business office of Tung Kwo Li is Room 3607, Tower One, Lippo Centre, 89 Queensway, Hong Kong.

Item 2(c)	Citizenship or Place of Organization.

Tung Kwo Li is a citizen of Hong Kong.

Item 2(d)	Title of Class of Securities.

Ordinary Shares, par value US$0.00005 per share

Item 2(e)	CUSIP Number.

G2162C106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

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(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable

Item 4	Ownership.

The following information with respect to the ownership of the Ordinary Shares of the Issuer by the reporting person is provided as of December 31, 2010:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Tung Kwo Li	12,000,000	5.2%	12,000,000	—	12,000,000	—

Tung Kwo Li is the record holder of 12,000,000 Ordinary Shares of the Issuer.

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not applicable

Item 8	Identification and Classification of Members of the Group.

Not applicable

Item 9	Notice of Dissolution of Group.

Not applicable

Item 10	Certification.

Not applicable

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2011

Tung Kwo Li

By:	/s/ Tung Kwo Li
	Name:	Tung Kwo Li

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